UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

NEWS RELEASE

For further information contact:
Paul White / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 707-8707	+1 (212) 406-3692/4
paul.white@masisa.com / emilio.pellegrini@masisa.com	masisa@i-advize.com
Internet: www.masisa.com

MASISA S.A. REPORTS FINANCIAL RESULTS AS OF JUNE 30, 2005

Santiago, Chile, August 12, 2005 -- MASISA S.A. - (NYSE: MYS), announced today its consolidated financial results for the second quarter and six months ended June 30, 2005.

The financial information presented below corresponds to Masisa S.A. (formerly Terranova S.A.), the surviving company of the merger between Terranova S.A. and the old Masisa S.A.

Masisa S.A. is a forestry group with operations in Chile, United States, Brazil, Argentina, Venezuela, and Mexico. The figures disclosed are stated in U.S. dollars and prepared in accordance with Chilean GAAP.

HIGHLIGHTS

  Net sales for the semester increased 18%, year-over-year, amounting to US$354.0 million.
  Gross margin for the first semester of 2005 increased 17%, year-over-year, amounting to US$98.3 million. Gross margin as a percentage of sales for the first semester remains at 28% the same percentage reported during first semester of 2004.
  Operating income for first semester of 2005 increased 12%, year-over-year, amounting to US$47.6 million driven mainly by higher sales.
  Earnings per share for the first semester of 2005 was US$0.0043. Due to the merger of Terranova and old Masisa, this amount is not directly comparable with the earnings per share reported in the same period of 2004.

		Quarter Ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2004	2004	2004	2005	2005

	(millions of US$, except per share data)

Net Sales	155.1	175.5	174.5	178.1	175.9
Gross Profit	47.0	55.6	49.7	51.5	46.8
Operating Income	25.7	31.6	20.9	28.4	19.3
Net Income (1)	8.1	10.2	30.6	14.4	7.1
Net Earnings Per Common Share	0.0021	0.0026	0.0078	0.0029	0.0014
Net Earnings Per ADS (2)	-	-	-	0.14	0.07

Margins (3)
Gross Profit Margin	30.3%	31.7%	28.5%	28.9%	26.6%
Operating Margin	16.6%	18.0%	11.9%	15.9%	10.9%
Net Income Margin	5.2%	5.8%	17.5%	8.1%	4.0%

Change % (4)
Net Sales	-	13.1%	-0.6%	2.1%	-1.3%
Gross Profit	-	18.2%	-10.7%	3.8%	-9.3%
Operating Income	-	23.1%	-34.0%	36.0%	-32.2%
Net Income	-	26.2%	200.3%	-52.8%	-50.7%

(1): Net Income as of March 31, 2005 is a pro-forma considering the merger effective as of January 1, 2005.
(2): One ADS is equivalent to 50 Common Shares.
(3): As a percent of Quarter’s Net Sales.
(4): Compared to the previous quarter
Due to rounding, numbers may not add up.

Sales

Net sales in the first semester of 2005 reached US$354.0 million, an increase of 18% or US$53.1 million compared to the same period of 2004, mainly due to price and volume sales increases on MDF Mouldings in the United States, as well as a price increase on MDF, principally in Venezuela, Brazil and Mexico.

Net sales during the second quarter declined 1%, to US$175.9 million, compared to the first quarter of 2005.

Operating Income

Operating income for the first semester reached US$47.6 million, which when compared to the first semester of the previous year, represents an increase of 12%. However, compared to the first quarter 2005, operating income declined 32%. The main factors explaining the decrease in operating income in the second quarter 2005, compared to first quarter 2004 were:

  Extraordinary SG&A expenses in Chile in connection with the merger of Terranova and old Masisa.
  Higher cost of sales in Chile, Brazil and Argentina due to higher prices for wood, resin, energy, and the cost effects of the appreciation of the Brazilian currency.
  Decreased sales in the Mexican market with lower board and sawn wood physical volume sales, partially offset by higher board prices and higher OSB and MDF Mouldings physical volume sales in the United States.

Non-operating Income

Non-operating income decreased to a loss of US$18.6 million in the semester, compared to a loss of US$10.1 million in the same period of 2004. The decrease in non-operating income is due mainly to foreign exchange losses. Foreign exchange losses for the semester totaled US$2.7 million compared to a gain of US$8.9 million reported in the first semester of 2004. The change in the foreign exchange gain (loss), year over year, was mainly due to the effects of variations on the exchange rate in the company’s debt indexed in UF (inflation adjusted Chilean rate currency).

Note:	This news release as well as financial information presented below correspond to Masisa S.A. (formerly Terranova S.A.), the surviving company of the merger by incorporation of old Masisa S.A. into and with Terranova S.A. on May 31, 2005. The exchange of common shares and ADSs of the old Masisa S.A. for common shares and ADSs of Masisa S.A. (formerly Terranova S.A.) occurred after the close of the market on August 4, 2005. Masisa’s ADSs began trading on the New York Stock Exchange on August 5, 2005. The exchange ratios are respectively, 2.56 common shares and 1.536 ADSs of Masisa S.A. (formerly Terranova S.A.) for each common share and ADS of the old Masisa S.A.

FINANCIAL SUMMARY

For the six months ended June 30, 2005

The table below presents Masisa’s consolidated financial highlights for the six months ended June 30, 2005, and the percentage change when compared to the same period of 2004.

	Six Months Ended
	Jun 30,	Jun 30,	Change
	2005	2004	%

	(millions of US$)

Net Sales	354.0	300.9	17.6%
Gross Profit	98.3	84.0	17.0%
SG&A	-50.7	-41.3	22.5%
Operating Income	47.6	42.6	11.7%
Net Income	21.6	16.0	34.3%

Depreciation	23.6	23.2	1.9%
Amortization	0.4	0.4	1.2%
Depletion	11.8	10.2	15.3%

Net Earnings per Common Share	0.0043	0.0041	4.6%
Net Earnings per ADS(1)	0.21	-

(1) One ADS is equivalent to 50 Common Shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.

Due to rounding, numbers may not add up.

For the second quarter ended June 30, 2005

The table below presents Masisa’s consolidated financial highlights for the second quarter of 2005 and the percentage change when compared to the same period of 2004.

	Quarter Ended
	Jun 30,	Jun 30,	Change
	2005	2004	%

	(millions of US$)

Net Sales	175.9	155.1	13.4%
Gross Profit	46.8	47.0	-0.6%
SG&A	-27.5	-21.3	28.9%
Operating Income	19.3	25.7	-25.1%
Net Income	7.1	8.1	-11.7%

Depreciation	11.0	11.0	-0.3%
Amortization	0.3	0.2	57.5%
Depletion	6.3	4.9	30.1%

Net Earnings per Common Share	0.0014	0.0021	-31.2%
Net Earnings per ADS(1)	0.07	-

(1) One ADS is equivalent to 50 Common Shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.

Due to rounding, numbers may not add up.

Geographic Segment Information

The following table presents geographic segments based on the location in which the sale is originated.

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

	(millions of US$)		(millions of US$)

Net Sales
Chile	57.8	56.7	111.8	108.8
Brazil	42.7	40.5	80.1	73.7
Venezuela	24.6	23.5	50.7	42.2
México	25.1	28.1	56.2	53.9
USA	45.7	29.6	86.8	60.7
Argentina	24.9	21.3	48.6	40.6
Other(1)	-45.0	-44.6	-80.2	-79.0

Total	175.9	155.1	354.0	300.9

Gross Profit
Chile	14.1	12.4	28.8	23.1
Brazil	10.9	15.1	20.6	25.1
Venezuela	5.3	5.1	10.8	8.8
México	4.5	4.7	9.8	8.2
USA	3.0	3.2	6.5	6.7
Argentina	6.0	5.1	12.2	8.9
Other(1)	2.9	1.4	9.5	3.2

Total	46.8	47.0	98.3	84.0

Operating Income
Chile	4.8	4.8	12.4	7.9
Brazil	7.1	12.0	13.6	19.3
Venezuela	1.8	1.7	3.8	3.1
México	1.1	2.1	3.5	3.2
USA	-0.2	1.3	0.8	2.8
Argentina	3.6	3.0	7.6	4.8
Other(1)	1.0	0.7	5.9	1.4

Total	19.3	25.7	47.6	42.6

Depreciation + Amortization +
Depletion
Chile	6.6	6.2	12.7	12.5
Brazil	5.1	4.0	10.0	8.4
Venezuela	2.9	3.7	7.0	7.3
México	0.5	0.4	0.8	0.8
USA	0.0	0.2	0.2	0.4
Argentina	2.6	1.9	5.1	4.4
Other(1)	0.0	-0.2	0.0	0.0

Total	17.6	16.1	35.8	33.8

(1) Other includes Colombia, Peru, Ecuador and inter-company sells elimination.

Due to rounding, numbers may not add up.

Product Segment Information

The following table shows the company’s consolidated net sales by product.

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

	(millions of US$)		(millions of US$)

MDF	60.2	52.5	120.6	99.5
Particle Board	37.1	31.1	72.2	60.5
Finger-joint Mouldings	19.9	16.6	40.4	36.3
Sawn Lumber	16.5	15.0	32.3	27.6
OSB	14.5	16.9	25.8	29.4
MDF Mouldings	11.3	6.7	20.7	10.9
Solid Wood Doors	8.1	8.3	17.9	17.8
Other products (*)	8.2	7.9	24.1	19.0

Total	175.9	155.1	354.0	300.9

(*) Other products includes saw and pulp logs

Due to rounding, numbers may not add up.

The following table shows the company’s physical sales volume in cubic meters, by product and related to the consolidated sales of the company for the periods indicated.

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

	(thousands of m3)		(thousands of m3)

MDF	206.1	248.2	423.3	471.4
Particle Board	175.5	169.8	343.3	330.0
Finger-joint Mouldings	41.3	38.8	80.1	88.3
Sawn Lumber	82.4	56.5	162.1	136.1
OSB	66.5	68.0	119.8	125.6
MDF Mouldings	26.5	20.7	47.0	34.2
Solid Wood Doors	8.6	10.0	18.6	22.0

Total	607.0	612.0	1194.2	1207.5

Due to rounding, numbers may not add up.

Markets Information

The following table presents sales, by final destination, in each of the company’s markets as a percentage of total consolidated net sales for each period.

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

United States	28.7%	29.6%	27.6%	28.7%
Chile	15.0%	14.2%	15.7%	16.3%
Mexico	14.3%	15.2%	15.7%	16.0%
Brazil	14.2%	14.8%	13.7%	14.3%
Venezuela	8.9%	5.0%	8.7%	5.4%
Argentina	7.9%	6.6%	7.3%	6.1%
Other	11.0%	14.7%	11.5%	13.3%

Due to rounding, numbers may not add up.

Production Costs Information

Average production costs for raw particle board, MDF and OSB for each period are broken down as follows:

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

Chemical	39.5%	39.9%	39.7%	38.8%
Wood	17.8%	18.4%	18.2%	19.0%
Energy	9.7%	10.8%	9.7%	10.6%
Depreciation	9.1%	11.2%	9.5%	11.8%
Labor	8.9%	8.0%	8.5%	8.0%
Other	15.0%	11.7%	14.3%	11.8%

Due to rounding, numbers may not add up.

Average production costs for solid wood doors, finger-joint mouldings and sawn wood are broken down as follows:

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

Wood	40.1%	36.2%	40.0%	35.8%
Labor	18.9%	15.1%	18.6%	15.0%
Services	12.5%	17.1%	12.5%	16.6%
Materials	10.4%	11.1%	9.9%	10.9%
Depreciation	8.4%	10.1%	8.8%	10.3%
Energy	3.1%	4.3%	3.3%	4.2%
Others	6.6%	6.1%	6.8%	7.1%

Due to rounding, numbers may not add up.

The information in the tables below is expressed in thousands of U.S. dollars (except per share data), and presented according to Chilean GAAP.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Quarter Ended		Six Months Ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2005	2004	2005	2004

	(ThUS$)		(ThUS$)
OPERATING RESULTS
Net sales	175,866	155,145	353,992	300,937
Cost of sales	-129,112	-108,112	-255,704	-216,959

Gross margin	46,754	47,033	98,288	83,978
Selling and administrativeexpenses	-27,501	-21,341	-50,658	-41,344

Operating income	19,253	25,692	47,630	42,634

NON-OPERATING RESULTS
Interest expense, net	-7,999	-9,370	-16,916	-19,064
Other income (expense)	325	-957	1,045	20
Foreign exchange (losses)gains	-2,558	3,415	-2,705	8,945

Non-operating results	-10,232	-6,912	-18,576	-10,099

Income before income taxes	9,021	18,780	29,054	32,535

Minority interest	1,513	-5,576	1,367	-8,523
Income taxes	-3,415	-5,142	-8,871	-7,964

NET INCOME	7,119	8,062	21,550	16,048

Net Earnings Per Common Share	0.0014	0.0021	0.0043	0.0041
Net Earnings Per ADS(1)	0.07	-	0.21	-

Shares Outstanding
(thousands of shares)	5,030,980	3,918,428	5,030,980	3,918,428

(1)	One ADS is equivalent to 50 Common Shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.

Due to rounding, numbers may not add up.

MASISA S.A. Y SUBIDIARIES
CONSOLIDATED BALANCE SHEETS

	Jun 30,	Jun 30,
ASSETS	2005	2004

	(ThUS$)

CURRENT ASSETS
Cash and time deposits	31,217	19,702
Accounts receivables	157,161	133,547
Notes and accounts receivable from related companies	3,468	7,282
Inventories	211,097	173,389
Recoverable taxes	46,924	39,810
Other current assets	20,440	28,175

Total current assets	470,307	401,905

PROPERTY, PLANT AND EQUIPMENT	1,377,948	1,389,700

OTHER ASSETS
Investments in unconsolidated affiliates	3,834	2,507
Goodwill and negative goodwill, net	-41,651	-44,352
Long-term receivables	5,255	2,124
Notes and accounts receivables from related companies	0	3,297
Other assets	30,627	38,458

Total other assets	-1,935	2,034

Total assets	1,846,320	1,793,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank borrowings	174,640	150,349
Other long-term borrowings due within one year	47,704	10,258
Accounts payable	65,420	50,233
Notes and accounts payable to related companies	5	2,750
Accrued liabilities	28,896	22,572
Other current liabilities	5,571	2,287

Total current liabilities	322,236	238,449

LONG-TERM LIABILITIES
Long-term bank borrowings	156,102	206,876
Other long-term borrowings	257,240	276,329
Deferred income taxes	2,619	0
Other long-term liabilities	20,143	12,160

Total long-term liabilities	436,104	495,365

MINORITY INTEREST (1)	99,018	308,003

SHAREHOLDERS’ EQUITY	988,962	751,822

Total liabilities and shareholders’ equity	1,846,320	1,793,639

(1) The change in Minority Interest is due to the merger of Terranova and Masisa, which was completed on May 31, 2005.

Due to rounding, numbers may not add up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel